Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Confidential Treatment Request Pursuant

to Rule 83 by Venture Global, Inc.

September 30, 2024

Re:	Venture Global, Inc.

Draft Registration Statement on Form S-1

Submitted on August 8, 2024

CIK No. 0002007855

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell

 Irene Barberena-Meissner

Dear Mr. Purcell and Ms. Barberena-Meissner:

On behalf of our client, Venture Global, Inc. (the “Company”), this letter sets forth the Company’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 5, 2024, relating to the Draft Registration Statement on Form S-1 submitted by the Company on August 8, 2024. The Company is confidentially submitting via EDGAR an amendment to such Draft Registration Statement on Form S-1 (as so amended, the “Draft Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. All capitalized and uncapitalized (but defined) terms used and not defined herein shall have the meaning given to them in the Draft Registration Statement. We have included page numbers to refer to the location in the Draft Registration Statement where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-1

Prospectus Summary

Our Company, page 1

1.	Please provide the basis for your statement “Venture Global has fundamentally reshaped the development and construction of liquefied natural gas production,” or state that it is your belief.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the basis for the statement that “Venture Global has fundamentally reshaped the development and construction of liquefied natural gas production” is the Company’s innovative and disruptive approach to the development and construction of facilities for the production of liquefied natural gas (“LNG”). The Company’s approach to developing and constructing LNG facilities is innovative and distinct from the traditional approach utilized by the Company’s competitors for large LNG projects (i.e., LNG facilities with over 5 mtpa of production capacity) as follows.

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

As detailed under “Prospectus Summary—Overview—Our Project Development and Construction Approach” and “Business—Overview—Our Project Development and Construction Approach” on pages 2-3 and 150 of the Draft Registration Statement and as further illustrated in the chart below based on publicly available sources (including each relevant company’s website), the traditional approach to developing large-scale LNG facilities utilized by the Company’s competitors involves very large, highly customized, stick-built projects consisting of two to three liquefaction trains. These large, complex liquefaction trains are constructed almost entirely onsite at the relevant project site by vast workforces. In addition, many of these large stick-built projects are built at remote project sites that are far from concentrated sources of experienced construction workforces, which adds to their execution risks. Using this traditional approach, construction can last well over five years and in some cases has lasted nearly a decade.

In contrast, as detailed under “Prospectus Summary—Overview—Our Project Development and Construction Approach” and “Business—Overview—Our Project Development and Construction Approach” on pages 2 and 150 of the Draft Registration Statement, the Company’s approach to developing and constructing LNG facilities utilizes numerous mid-scale liquefaction trains that are fabricated offsite in factory settings and delivered to its project sites fully-assembled, ready for installation on foundations that have been prepared at site.

The Company’s approach enables it to conduct onsite work at its facilities in parallel to the offsite fabrication of liquefaction trains, which helps reduce execution risks, reduces construction and installation costs and shortens the timeline for development and construction of the relevant facility. Further, it enables the Company to reduce the time from the final investment decision (“FID”) for a project and the commencement of full construction activities to the date that the first molecules of LNG

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

are produced at the relevant LNG facility. Producing LNG at a facility on a shorter timeline also allows the Company to commence important commissioning activities to test and optimize equipment at the facility more quickly. In addition, the Company’s utilization of numerous mid-scale liquefaction trains requires a more extended commissioning process, which in turn allows the Company to generate proceeds (which can be substantial) from the sale of LNG commissioning cargos over a longer period of time prior to commencement of commercial operations under the applicable LNG SPAs. For example, the Company commenced production of the first molecules of LNG and commissioning work at its Calcasieu Project in March 2022, only two and a half years after FID for that project. This timeframe for commencement of production of LNG at the Calcasieu Project is meaningfully shorter than other large LNG projects that also achieved FID substantially contemporaneously and have not yet produced LNG, as illustrated by the chart, excerpted below, under “Prospectus Summary—Overview—Our Project Development and Construction Approach” and “Business—Overview—Our Project Development and Construction Approach” on pages 3 and 150 of the Draft Registration Statement.

Based on publicly available information and the Company’s experience in the LNG industry, these key elements of the Company’s approach to the development and construction of its LNG facilities are unique and distinct from the approach used by its competitors for all publicly disclosed large LNG projects.

The Company respectfully submits that the foregoing provides an appropriate basis for the statement that “Venture Global has fundamentally reshaped the development and construction of liquefied natural gas production.”

2.	Please revise to clarify that none of your projects has commenced commercial operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 149 of the Draft Registration Statement in response to the Staff’s comment.

3.

Please explain you are a holding company with no operations of your own, and you rely on your operating subsidiaries to generate revenues. Please also revise to include a diagram of your corporate and ownership structure following the reorganization transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13-14 of the Draft Registration Statement, including by adding a diagram of its current corporate and ownership structure, in response to the Staff’s comment.

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Our Strengths, page 5

4.

We note you state your management team possesses deep experience across all parts of the LNG industry with a proven development and operational track record. However, you provide on page 50 you have limited experience with managing and operating an LNG tanker fleet. Please revise to clarify this discrepancy. Additionally, please address where appropriate whether your management team has experience managing a public company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52 and 85 of the Draft Registration Statement in response to the Staff’s comment to clarify that the statement with respect to experience with managing and operating an LNG tanker fleet relates to the Company’s track record rather than the experience of its board of directors, management team or employees. In this regard, the Company notes that it has a number of employees, who in particular have relevant experience in managing and operating LNG tankers, and the Company’s LNG shipping unit currently has 58 employees. Additionally, Mr. Orekar, a director of the Company, formerly served as Chief Executive Officer and member of the board of directors of GasLog Partners LP (NYSE: GLOP-A), one of the world’s largest LNG shipping companies, and as such has significant experience with respect to the management and operation of a fleet of LNG tankers.

In addition, the Company has revised the disclosure on pages 202-206 of the Draft Registration Statement in response to the Staff’s comment to indicate, where relevant, the members of its management team that have experience managing a public company. In particular, the Company notes that Mr. Thayer, its Chief Financial Officer, Mr. Cothran, its Chief Operating Officer, and Mr. Earl, its Chief Commercial Officer, have such experience. Mr. Thayer served as Chief Financial Officer of three publicly traded companies prior to joining the Company: Constellation Energy Group, Inc. (Nasdaq: CEG), Exelon Corporation (Nasdaq: EXC) and Woodward, Inc (Nasdaq: WWD). Mr. Cothran served in various executive and management roles GE Oil & Gas, a business unit of General Electric Company, then a publicly traded company (NYSE: GE), and Baker Hughes Company (Nasdaq: BKR). Mr. Earl served as head of the North America trading business of Total Energies SE (NYSE: TTE) for several years before joining the Company.

Our Business And Growth Strategies, page 8

5.	Please revise your disclosure to clarify you have a limited operating history and did not generate any revenues prior to 2022.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 156 of the Draft Registration Statement in response to the Staff’s comment.

Risk Factors

You may be diluted by the future issuance of additional Class A common stock, including in connection with our incentive plans, acquisitions, page 81

6.	Please revise to address the dilution risks related to future issuances of Class A common shares upon conversion of the Class B common stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 84 of the Draft Registration Statement in response to the Staff’s comment.

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Use of Proceeds, page 92

7.

You disclose that you intend to use the net proceeds of this offering for general corporate purposes. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. In that regard, we note your disclosure on page 118 that you believe that your current cash and cash equivalents, borrowing capacity under your existing credit facilities, the expected proceeds from sales of LNG at your projects and the net proceeds from this offering will provide you with sufficient liquidity for at least the next 12 months, and will enable you to fund your continuing operations, your upcoming LNG tanker milestone payments and your expected pre-FID capital expenditures with respect to the CP2 Project, the CP3 Project and the Delta Project. See Item 504 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure on pages 15 and 95 of the Draft Registration Statement to identify principal intended uses of the net proceeds of the offering, consistent with its existing disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Draft Registration Statement, in response to the Staff’s comment.

The Company is currently unable to determine the use of the net proceeds of the offering with more specificity. The exact use of the proceeds will ultimately depend on a number of factors at the time of the consummation of the offering, including the timing and the size of the offering, as well as the amount of cash, cash equivalents and borrowing capacity under credit facilities then available to the Company. To the extent the Company is able to identify more specific uses of the proceeds, including approximate amounts to be allocated toward each such use, prior to the offering, the Company will update the disclosure in the registration statement for the offering in accordance with Item 504 of Regulation S-K.

Dividend Policy, page 93

8.

We note your disclosure here that the Company and, prior to the Reorganization Transactions, VGLNG, has not declared or paid any cash dividends since inception. However, we also note your disclosure on page 80 that you cannot guarantee that you will pay dividends on your Class A common stock in the future. Please revise to clarify whether you currently intend to pay cash dividends in the foreseeable future. Refer to Item 201 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that its board recently declared $160 million in cash dividends, payable in four equal instalments of $40,000,000 over four consecutive calendar quarters on the last business day of each such calendar quarter, commencing on September 30, 2024. Following the consummation of the offering, holders of the Class A common stock and the holders of the Class B common stock will also be entitled to such dividends to the extent the dividends remain unpaid. Subject to certain limitations described in the Draft Registration Statement, the Company currently expects that it will declare and pay cash dividends on its common stock from time to time. The Company has revised the disclosure on pages 82-83 and 96 of the Draft Registration Statement accordingly, including in response to the Staff’s comment.

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Management’s Discussion and Analysis

Financial Operations Overview, page 103

9.

We note that you include a parenthetical notation on the cost of sales line item on page F-5 indicating the measures exclude “items shown separately below” although it is unclear whether you were intending to indicate that all of the other amounts shown on the line items that follow the measure would be fully attributable to cost of sales in accordance with GAAP. The specific amounts attributable to though excluded from cost of sales should be apparent from your disclosures.

If all of the amounts in the line items that follow the measure are not attributable to cost of sales, please either report the attributable amounts separately or specify the excluded amounts in the parenthetical. Please modify your description of cost of sales on page 105 and any associated disclosures pertaining to the excluded amounts as necessary to clarify. Please also include corresponding information under Note 2 to the financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the parenthetical notation on pages 18, 110, 113 and F-5 of the Draft Registration Statement as follows, in order to indicate the amounts attributable to cost of sales, but excluded and presented separately from this measure, pursuant to SAB Topic 11.BL (with the underlined text marking new text and stricken text marking deleted text).

“Cost of sales (~~excluding items~~ exclusive of depreciation and amortization shown separately below)”

The Company has correspondingly revised the description of cost of sales under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 107 of the Draft Registration Statement in response to the Staff’s comment as follows (with underlined text marking new text and stricken text marking deleted text):

“Cost of sales is ~~primarily~~ comprised of the direct cost of producing LNG recognized as revenue. It includes the cost of purchasing and transporting natural gas used to produce LNG, ~~and fuel plant operations at our LNG facilities~~ also known as feed gas, and excludes depreciation and amortization shown separately on the consolidated statements of operations.

Under our existing post-COD SPAs and under substantially all of the commissioning cargo sales that have been executed to date, our export customers pay a fixed facility charge (which includes a CPI-linked component) per MMBtu, plus a variable commodity charge per MMBtu, in an amount equal to, depending on the applicable SPA, 115% or more of the Henry Hub gas price, which is intended to cover the price of the feed gas and gas transportation costs, and is also intended to cover certain of our operating expenses and partially adjust for inflation.

~~Cost of producing test LNG is recognized in our financial statements as an addition to the cost basis of construction in progress, in accordance with the applicable accounting guidance and similar to the treatment of proceeds from test LNG sales. Cost of sales associated with LNG produced after assets are placed in service are recognized as cost of sales in our statement of operations.”~~

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

In addition, the Company has included a cost of sales policy under Note 2 to the financial statements on page F-17 of the Draft Registration Statement in response to the Staff’s comment, as follows (with the underlined text marking new text):

“Cost of sales is comprised of the direct cost of producing LNG recognized as revenue. It includes the cost of purchasing and transporting natural gas used in the production of LNG, also known as feed gas, and excludes depreciation and amortization, shown separately on the consolidated statements of operations.”

Results of Operations

Revenue, page 107

10.

We note your disclosure indicating the increase in revenues for 2023 compared to 2022 is “due to the capitalization of proceeds from test LNG sales during the year ended December 31, 2022 of $1.8 billion, with no capitalization during the year ended December 31, 2023.” Given your accounting policy of booking test LNG sales against the property account, unless you are indicating the 2022 offset was reversed in 2023, it is unclear why these would be referenced in your discussion and analysis of the increase in revenues, as this should be based on the revenue amounts reported in your financial statements.

For example, it appears that you should quantify and discuss the time during which the facilities were considered to be in service during 2023 compared to 2022, and indicate the extent to which the increase was attributable to changes in volumes, and separately to changes in prices, to comply with Item 303(b)(2)(iii) of Regulation S-K. Please also ensure that these disclosures are based on production that correlates with the revenues reported in your financial statements. Your disclosure pertaining to revenue of the Calcasieu Pass Project segment on page 114 should be similarly revised.

However, if you have reversed the prior offset, as one interpretation of your present disclosure would suggest, please further clarify and explain your rationale. Otherwise, we suggest that you reposition details concerning the test LNG sales booked against the property account (to include details of the associated production), as necessary to clearly distinguish this information from your discussion and analysis of revenue and the production that is associated with revenue.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there was no revision to a prior year offset nor was there a change in methodology or rationale regarding its revenue recognition or capitalization treatment for any of the periods presented. Notwithstanding, the Company has revised its consolidated disclosure to further clarify this point concerning revenue on page 110 of the Draft Registration Statement in response to the Staff’s comment as follows (with the underlined text marking new text and stricken text marking deleted text):

“Revenue was $7.9 billion for the year ended December 31, 2023, a $1.4 billion, or 22%, increase from $6.4 billion during the year ended December 31, 2022. This increase was primarily due to ~~the capitalization of proceeds from test LNG sales during the year ended December 31, 2022 of $1.8 billion, with no capitalization during the year ended December 31, 2023~~ $7.1 billion from higher LNG sales volumes, partially offset by a decrease of $5.8 billion due to lower net pricing. The Calcasieu Pass Project facilities were in service from an accounting perspective and generating revenue for the entire year ended December 31, 2023,

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

as compared to being placed in service from an accounting perspective on a sequential basis between April and August 2022, and therefore generating revenue for only a portion of the year ended December 31, 2022. The proceeds attributable to test LNG sales generated prior to the Calcasieu Pass Project facilities being in service from an accounting perspective, and therefore recognized as construction in progress and not as revenue, were $1.8 billion for the year ended December 31, 2022. ~~This was partially offset by a decrease of $0.4 billion due to net lower prices for our sales of commissioning cargos of $5.1 billion, partially offset by higher LNG sales volumes of $4.6 billion.”~~

Additionally, the Company has modified the Calcasieu Pass Project segment disclosure on page 117 as follows:

•

“an increase in revenue of $1.4 billion primarily due to~~:~~ $7.1 billion from higher LNG sales volumes, partially offset by a decrease of $5.8 billion due to lower net pricing. The Calcasieu Pass Project facilities were in service from an accounting perspective and generating revenue for the entire year ended December 31, 2023, as compared to being placed in service from an accounting perspective on a sequential basis between April and August 2022, and therefore generating revenue for only a portion of the year ended December 31, 2022. The proceeds attributable to test LNG sales generated prior to the Calcasieu Pass Project facilities being in service from an accounting perspective, and therefore recognized as construction in progress and not revenue, were $1.8 billion for the year ended December 31, 2022.

•	~~the capitalization of $1.8 billion of proceeds from test LNG sales during the year ended December 31, 2022, with no capitalization during the year ended December 31, 2023, partially offset by~~

•	~~a $0.4 billion reduction to revenue due to lower prices for the sale of commissioning cargos of $5.1 billion, partially offset by higher sales volumes of $4.6 billion; and”~~

Separately, the Company has revised its consolidated disclosure concerning cost of sales on page 111 of the Draft Registration Statement in response to the Staff’s comment as follows:

“Cost of sales was $1.7 billion for the year ended December 31, 2023, a $409 million, or 20%, decrease from $2.1 billion during the year ended December 31, 2022. This decrease was due to ~~a reduction in cost of sales of~~ $2.8~~1.1~~ billion ~~due to~~ from lower natural gas prices and higher efficiency ~~of $2.6 billion~~, partially offset by an increase ~~in~~ of $2.4 billion from higher LNG sales volumes. ~~of $1.5 billion. This decrease was partially offset by the capitalization of $723 million of cost of sales related to test LNG sales during the year ended December 31, 2022, with no capitalization during the year ended December 31, 2023~~. The Calcasieu Pass Project facilities were in service from an accounting perspective and incurring cost of sales for the entire year ended December 31, 2023, as compared to being placed in service from an accounting perspective on a sequential basis between April and August 2022, and therefore incurring cost of sales for only a portion of the year ended December 31, 2022. The cost attributable to the production of test LNG sales incurred prior to the Calcasieu Pass Project facilities being in service from an accounting perspective, and therefore recognized as construction in progress and not as cost of sales, was $723 million for the year ended December 31, 2022.”

Additionally, the Company has modified the Calcasieu Pass Project segment disclosure on page 117 of the Draft Registration Statement as follows:

•

“a decrease in cost of sales of $409 million due to~~:~~ $2.8 billion from lower natural gas prices and higher efficiency, partially offset by an increase of $2.4 billion from higher LNG sales volumes. The Calcasieu Pass Project facilities were in service from an accounting perspective and incurring cost of sales for

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

the entire year ended December 31, 2023, as compared to being placed in service from an accounting perspective on a sequential basis between April and August 2022, and therefore incurring cost of sales for only a portion of the year ended December 31, 2022. The cost attributable to the production of test LNG sales incurred prior to the Calcasieu Pass Project facilities being in service from an accounting perspective, and therefore recognized as construction in progress and not cost of sales, was $723 million for the year ended December 31, 2022.

•

~~a reduction in cost of sales of $1.1 billion from lower natural gas prices and higher efficiency of $2.6 billion, partially offset by an increase in LNG sales volumes of $1.5 billion, partially offset by~~

•	~~the capitalization of $723 million of cost of sales during the year ended December 31, 2022, with no capitalization during the year ended December 31, 2023.”~~

11.

Please expand your disclosure stating that you began generating revenue in the first quarter of 2022 through the production and sale of commissioning cargos of LNG from the Calcasieu Project to summarize the difficulties that have inhibited advancement to commercial operations and declaration of the COD, as described on page 144. Please discuss your expectations regarding the timeline for resolution and commencement of sales under the long-term agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 of the Draft Registration Statement by summarizing the difficulties that have inhibited the achievement of COD for the Calcasieu Project in response to the Staff’s comment. Additionally, the Company has clarified in its disclosure on pages 106, 110 and 117 of the Draft Registration Statement that, while it first generated proceeds from sales of commissioning cargos at the Calcasieu Project in the first quarter of 2022, it did not commence recognizing sales of LNG as revenue in its financial statements until the Calcasieu Project assets were placed in service from an accounting perspective between April and August 2022 (as previously already disclosed on pages 107, 114, 117 and 125 of the Draft Registration Statement). Because significant work related to commissioning, carryover completions, and rectification is currently still ongoing, the Company respectfully advises the Staff that it plans to provide more detail around the expected timing of achieving COD for the Calcasieu Project in a subsequent submission with the Commission. Once COD for the Calcasieu Project has been achieved, the Company expects to commence LNG deliveries under its post-COD SPAs relating to the Calcasieu Project.

Intellectual Property, page 179

12.

We note your disclosure on page 45 that the natural gas liquefaction system and mid-scale design you utilize at your projects are the first of such sized modules developed by you and Baker Hughes. Please revise to disclose any intellectual property rights owned by you in your liquefaction system and design.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 77 and 199 of the Draft Registration Statement in response to the Staff’s comment.

Executive Employment Agreements, page 195

13.

We note your disclosure that prior to becoming a public company, you intend to enter into employment agreements with each of your NEOs which will provide for compensation and benefits, including severance protections, typical of those provided to executive officers of a public company, the terms of such agreements will be described following entry into the agreements. Please file these employment agreements as exhibits to your registration statement when available.

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Response: The Company respectfully acknowledges the Staff’s comment and has included the list of anticipated employment agreements with each of its NEOs (and certain other executive officers) within the exhibit index to the Draft Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that it intends to file these employment agreements as exhibits in a future amendment to its registration statement.

Forum Selection, page 215

14.

We note that you disclose here and on page 84 that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 87 and 234 of the Draft Registration Statement in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that its governing documents will state clearly that the exclusive forum provision in its amended and restated certificate of incorporation will not apply to suits brought to enforce any duty or liability arising under the Securities Exchange Act of 1934, as amended.

Financial Statements, page F-4

15.	Please address the interim financial statement requirements in Article 3 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff that it intends to include any required interim financial statements prior to public filing of its registration statement and that it has included an explanatory note in the Draft Registration Statement in response to the Staff’s comment.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-12

16.

We note your disclosures explaining that capacity produced “after an LNG project reaches commercial operations” will be sold under long-term 20-year SPAs, which will commence on the declaration of COD as defined in your contracts. However, you also state “COD has not yet occurred for any of our LNG projects.”

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Given that report $7.9 billion in revenues for 2023 and $6.4 billion for 2022, it appears that you should expand your disclosure to further clarify why production during these periods does not represent “commercial operations” based on standard definitions, if this is your view, and to clarify how differentiation based on this quality has been correlated with the duration or type of the contract.

Please also explain how the status of the facilities described on page 144 correlates with your characterization of the operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Note 2 to the financial statements on page F-12 of the Draft Registration Statement in response to the Staff’s comment to further clarify the distinction between the period of production and sale (i.e., pre- and post-COD) and the correlating type of LNG sale agreements (i.e., short-term Early Cargo Sales Agreements versus post-COD SPAs, respectively) as follows (with the underlined text marking new text and stricken text marking deleted text):

“The majority of the Company’s nameplate liquefaction capacity produced after an LNG project reaches commercial operations will be sold under long-term 20-year SPAs (“post-COD term SPAs”). ~~Delivery under these SPAs commences on the declaration of COD of the respective LNG project as defined under the respective contracts. COD has not yet occurred for any of our LNG projects.~~ In this context, “commercial operations” represents the production period commencing after the occurrence of the commercial operations date (“COD”) of the relevant project or phase thereof as specifically defined in the relevant SPAs. Under each post-COD term SPA, COD does not occur unless and until: (i) all of the facilities comprising the relevant project or phase thereof, have been completed and commissioned, including any ramp up period, (ii) the project or phase thereof is capable of delivering LNG in sufficient quantities and necessary quality to perform all of its obligations under the post-COD term SPA, and (iii) the applicable project company has notified the customer.

LNG produced prior to ~~an LNG~~ the relevant project or phase thereof reaching ~~commercial operations~~ COD is sold under short-term sales agreements (“Early Cargo Sales Agreements”), at prevailing market prices when executed. COD has not yet occurred for any of our LNG projects or phases thereof, and accordingly, LNG revenue recognized during the years ended December 31, 2023 and 2022, was earned under Early Cargo Sales Agreements.”

Additionally, the Company respectfully advises the Staff that revenue is recognized once the LNG project’s assets are placed in service from an accounting perspective, even if contractual COD, as defined above, has not occurred. As of the date of this response, the Calcasieu Project is still undergoing commissioning and COD has not occurred under its post-COD SPAs. Therefore, the facility is producing commissioning cargos, which are being sold under Early Cargo Sales Agreements. These Early Cargo Sales Agreements are agreements separate and apart from the Company’s post-COD term SPAs and generally terminate upon occurrence of COD.

Exhibits

17.	Please file the following agreements as exhibits to your registration statement or tell us why you believe they are not required to be filed.

•	Baker Hughes Master Agreement

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

•	Calcasieu Pass Credit Facilities

•	Calcasieu Common Terms Agreement

•	Calcasieu Pass Senior Secured Notes and related Indentures

•	Plaquemines Credit Facilities

•	Plaquemines Common Terms Agreement

•	VGCP Senior Secured Notes and related Indentures

•	VGLNG Management Services Agreement

•	Venture Global Management Services Agreement

Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has included such agreements (including relevant related documents) within the exhibit index to the Draft Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that it has now filed as exhibits the Baker Hughes Master Agreement and relevant related agreements with the Draft Registration Statement and that it intends to file such additional documents requested by the Staff as exhibits in a future amendment to its registration statement.

General

18.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact a staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully acknowledges the Staff’s comment and notes that no such written communications have been prepared to date. Once available, the Company will supplementally provide any such written communications to the Staff.

*  *  *

Please do not hesitate to contact me at (212) 450-4389 or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Marcel R. Fausten

Marcel R. Fausten

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855

Marcel Fausten +1-212-450-4389 marcel.fausten@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

cc:	Michael Sabel, Chief Executive Officer
Jonathan Thayer, Chief Financial Officer
Keith Larson, General Counsel
Venture Global, Inc.

September 30, 2024

CONFIDENTIAL TREATMENT REQUESTED BY VENTURE GLOBAL, INC

CIK No. 0002007855